55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

TEL 82-61-345-4261, FAX 82-61-345-4299

April 30, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Korea Electric Power Corporation (“KEPCO”) has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission on April 30, 2019. The disclosure can be found under the heading “Item 3.D. Risk Factors — Risks Relating to KEPCO — We previously engaged in limited activities relating to Iran and may become subject to sanctions under relevant laws and regulations of the United States and other jurisdictions as a result of such activities, which may adversely affect our business and reputation” in the Annual Report on Form 20-F and is incorporated by reference herein.

Sincerely,

/s/ Jun, Chul-Soo
Jun, Chul-Soo
General Manager, Finance & IR Team